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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  GEHL COMPANY
                                ----------------
                                (NAME OF ISSUER)


                    COMMON STOCK, PAR VALUE, $0.10 PER SHARE
                    ----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   368483103
                                   ---------
                                 (CUSIP NUMBER)


                                 JAMES H. DAHL
                      1200 RIVERPLACE BOULEVARD, SUITE 902
                          JACKSONVILLE, FLORIDA  32207
                                 (904) 393-9020
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS)


                                 AUGUST 8, 1997
                                 --------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)



If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class).

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CUSIP No. 368483103


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         1) NAMES OF REPORTING PERSONS / S.S OR I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS  JAMES H. DAHL / ###-##-####


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         2) CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (SEE
            INSTRUCTIONS)

            (a)   N/A
                 ---------------------------------------------------------------
            (b)   N/A

                 ---------------------------------------------------------------

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         3) SEC USE ONLY

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         4) SOURCE OF FUNDS (SEE INSTRUCTIONS)   OO
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         5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(D) OR 2(E)
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         6) CITIZENSHIP OR PLACE OF ORGANIZATION  U.S.A.

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NUMBER OF      7) SOLE VOTING POWER          484,000
SHARES BENE-       -------------------------------------------------------------
FICIALLY
OWNED BY       8)   SHARED VOTING POWER          -0-
EACH REPORT-       -------------------------------------------------------------
ING PERSON     9)   SOLE DISPOSITIVE POWER     484,000
WITH               -------------------------------------------------------------

              10)  SHARED DISPOSITIVE POWER     -0-
                   -------------------------------------------------------------

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   11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       484,000
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CUSIP No.  368483103

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   12) CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)
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   13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         7.66%
--------------------------------------------------------------------------------

   14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)    IN
--------------------------------------------------------------------------------


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     This Amendment No. 1 amends as set forth herein the Statement on Schedule
13D dated May 27, 1997 of James H. Dahl with respect to the common stock, par value $0.10 per share ("Common Stock"), issued by Gehl Company (the "Issuer").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended by adding the following paragraph:

     "Funds in the aggregate amount of $1,959,642.70 were used to purchase 109,500 shares (the "Additional Shares") of Common Stock to which this Amendment No. 1 relates. The Additional Shares were purchased by Mr. Dahl through the Accounts. The sources of funds used to purchase the Additional Shares were funds of the Children's Trusts and the investment partnership of which Mr. Dahl is the Managing General Partner."


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 paragraph (a) and (b) is hereby amended and restated in its entirety to read as follows:

     "(a) and (b) Pursuant to Rule 13d-3, Mr. Dahl may be deemed to be the beneficial owner of all 484,000 shares of Common Stock to which this Statement relates, which constitute approximately 7.66% of the 6,318,685 shares of Common Stock of the Issuer reported to be outstanding by the Issuer on March 29, 1997 (including 130,000 Shares issuable upon exercise of outstanding Warrants beneficially held by Mr. Dahl)."

     Item 5 paragraph (c) is hereby amended by adding the following:

     "On various dates between June 10, 1997 and August 13, 1997 109,500 shares of the Issuer's Common Stock were effected by Mr. Dahl, all of which consisted of purchases for the Accounts through brokers in the open market. The transactions are listed on the table below:


      Date of                                                     Purchase
      Purchase                    No. of shares                   Price
      ---------                   -------------                   --------

      10-Jun-97                      5,000                        $15.375
      10-Jun-97                      7,500                        $15.667
      10-Jun-97                      1,500                        $15.625
      10-Jun-97                      1,500                        $15.625
      11-Jun-97                      2,500                        $16.000
      11-Jun-97                      6,000                        $16.000
      11-Jun-97                      8,500                        $16.250
      11-Jun-97                      6,000                        $16.000


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      Date of                                                     Purchase
      Purchase                    No. of shares                   Price
      ---------                   -------------                   --------

      11-Jun-97                      8,500                        $16.250
      11-Jun-97                      2,500                        $16.000
      19-Jun-97                      5,000                        $15.813
      24-Jun-97                      1,000                        $16.250
      24-Jun-97                      1,000                        $16.250
      25-Jun-97                      1,000                        $17.500
      25-Jun-97                        500                        $17.375
      25-Jun-97                      1,000                        $17.500
      25-Jun-97                        500                        $17.375
      26-Jun-97                      1,000                        $17.625
       8-Aug-97                      5,000                        $19.750
       8-Aug-97                     10,000                        $20.375
       8-Aug-97                     13,000                        $20.000
       8-Aug-97                      2,500                        $20.000
       8-Aug-97                      2,500                        $20.000
      13-Aug-97                     16,000                        $20.090"

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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 14, 1997



                                     --------------------------------
                                     JAMES H. DAHL








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